SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Matthew Karsh
Director of Corporate Communication, OTI	PortfolioPR
212 421 0333	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / mkarsh@portfoliopr.com

OTI NAMED TO DELOITTE &TOUCHE – BRIGHTMAN ALMAGOR
TECHNOLOGY FAST 50 LIST OF FASTEST GROWING ISRAELI TECH COMPANIES

Smart Card Technology Provider Highlighted By 364% Growth Over The Past FiveYears

Rosh Pina, Israel –November 24, 2003 –On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, has been recognized as one of the fifty fastest growing Israeli technology companies by the Deloitte & Touche–Brightman Almagor Technology Fast 50. The Technology Fast 50 list recognizes the top fifty fastest growing Israeli technology companies based on percentage revenue growth over the past five years.

In order to qualify for the Deloitte & Touche – Brightman Almagor Technology Fast 50, a company must be Israeli-based and hold proprietary technology that contributes a substantial portion to the company’s revenues. In addition, a company has to be in business for at least five years and show a significant increase in revenues over the time period. Participants can be either a public or private company and be representative of technology from computers and Internet, to life sciences, communications and semiconductors. OTI ranks 14 on the list with 364% revenue growth over the past five years. OTI’s offerings include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses.

Oded Bashan, President and CEO, OTI, stated, “We are pleased to be recognized by the Deloitte & Touche – Brightman Almagor Technology Fast 50 as one of the 50 fastest growing Israeli technology companies.. There is great potential for our contactless smart card solutions that are changing user experience wherever implemented.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5)designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, EDS, First Data Resources, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements within the meaning of the United States Securities laws. For example, we mention the potential for our contactless smart card solutions. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 24, 2003